Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 9, 2009

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Lists iPath® Exchange Traded Notes in Canada

Seven ETNs list on Toronto Stock Exchange providing investors with access to difficult-to-reach markets

New York, NY (December 9, 2009) – Barclays Bank PLC announces the launch of its iPath Exchange Traded Notes (ETNs) platform in Canada with the cross-listing of seven iPath® ETNs on Toronto Stock Exchange. The iPath ETNs are linked to equity volatility, currencies and the CBOE S&P 500 BuyWrite strategy. The iPath ETNs are:

iPath® S&P 500 VIX Mid-Term Futures™ ETN (ticker symbol – VXZ)

iPath® S&P 500 VIX Short-Term Futures™ ETN (ticker symbol – VXX)

iPath® Optimized Currency Carry ETN (ticker symbol – II)

iPath® JPY/USD Exchange Rate ETN (ticker symbol – JYN)

iPath® GBP/USD Exchange Rate ETN (ticker symbol – GBX)

iPath® EUR/USD Exchange Rate ETN (ticker symbol – ERO)

iPath® CBOE S&P 500 BuyWrite IndexSM ETN (ticker symbol – BWV)

“We are pleased to expand our iPath ETN platform in Canada. iPath ETNs have been tremendously successful in the US attracting over US$5 billion in market capitalization with over US$80 billion in volume traded since inception,” said Philippe El-Asmar, Managing Director, Head of Investor Solutions at Barclays Capital. “Barclays has experienced tremendous growth in the Americas in recent years and this cross-listing underlines our commitment to the Canadian markets.”

iPath ETNs were first launched by Barclays Capital in the US in 2006 and are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees.

The ETNs are senior, unsecured, unsubordinated debt securities that trade in the secondary market during trading hours at market prices, and may typically be redeemed in at least 50,000 units on a daily basis directly to Barclays*.

Today marks the global expansion of the iPath ETN platform. In addition to this cross-listing in Canada, Barclays Capital launched, the iPath® S&P 500 VIX Short-Term FuturesTM ETN and the iPath® S&P 500 VIX Mid-Term FuturesTM ETN on the Frankfurt Stock Exchange (XETRA). There are currently 30 iPath ETNs listed on the NYSE Arca stock exchange in the United States and the firm plans to cross-list or directly list additional iPath ETNs in other countries in the future.

*

The issuer may, from time to time, in its sole discretion, reduce, in part or in whole, the typical minimum redemption amount of 50,000 units. Any such redemption will be applied on a consistent basis for all holders of units at the time the reduction becomes effective.

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate banking, investment banking, wealth management and investment management services, with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 145,000 people. Barclays moves, lends, invests and protects money for over 49 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500™”, “S&P 500 VIX Short-Term Futures™” and “S&P 500 VIX Mid-Term Futures™” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and have been licensed for use by Barclays. “VIX®” is a registered trademark of the Chicago Board Options Exchange, Incorporated and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s or CBOE and Standard & Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of S&P and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by S&P or the Index Sponsor and neither S&P nor the Index Sponsor make any representation regarding the advisability of investing in the Securities.

“Barclays Intelligent Carry IndexTM” and the “USD Intelligent Carry IndexTM” are trademarks of Barclays Bank PLC.

© 2009 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

Contact:

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR U.S. INVESTORS ONLY:

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

###